Exhibit 99.1

OKYO Pharma to Complete Enrollment of Neuropathic Corneal Pain Trial by End of Second Quarter

London and New York, NY, January 29, 2025 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP), a severe ocular condition without an FDA approved therapy, and for inflammatory dry eye disease (DED), a multi-billion-dollar market, today announces a clinical update and its interim results for the six months ended 30 September 2024.

Clinical Updates:

OK-101

Neuropathic Corneal Pain (NCP)

The Company anticipates completing enrollment of the 48-patient trial by the end of 2Q 2025 and releasing top-line data on the Phase 2a trial in 4Q 2025. Results from this trial are anticipated to be a major binary event for the Company.

During the past six months of 2024 the OKYO Pharma’s primary focus has been centered on preparations for and the initiation of the first clinical trial of a drug to treat NCP, with the announcement on 23 October, 2024 of the opening of a Phase 2a trial of OK-101 to treat NCP. The Phase 2a study is designed as a double-masked, randomized, 12-week placebo-controlled trial in NCP patients. A total of 48 patients are planned to be enrolled in the trial, with NCP disease confirmed via confocal microscopy, patient symptoms and medical histories.

OK-101, a novel, non-opioid therapeutic candidate, is designed to target and alleviate the debilitating pain associated with corneal nerve damage, a condition for which there are currently no U.S Food and Drug Administration (FDA) approved treatments. Neuropathic corneal pain, often resulting from conditions like dry eye disease, surgery, or infections, can severely impact a patient’s quality of life, with current management options limited to pain relief strategies that offer only partial or temporary respite.

Earlier in the year, in February 2024, the Company announced that it was the first company to receive an investigational new drug (IND) application clearance by FDA to clinically evaluate a drug specifically to treat NCP with the clearance of the IND for OK-101.

The OK-101 trial is designed as a single-center trial and is being led by Pedram Hamrah, MD, of Tufts Medical Center, as Principal Investigator. Dr. Hamrah is Professor and Vice Chair of Research and Academic Programs, and Director of the Center for Translational Ocular Immunology at Tufts Medical Center. He is one of the world’s foremost experts on NCP and treats patients with ocular pain from across the United States and worldwide. His previous research has demonstrated safety and efficacy of various topical and systemic treatments for ocular pain and has led to the development of new diagnostic markers for ocular pain by in vivo confocal microscopy. In addition to his work on OK-101, of which he is a co-inventor and member of OKYO’s Scientific Advisory Board, Dr. Hamrah is also conducting studies on developing new corneal nerve function tests and is a consultant to the company covering non-clinical studies of OK-101 to evaluate its mechanism of action.

Dry Eye Disease (DED)

In January of 2024, OKYO reported positive top line data from the Phase 2b trial of OK-101 to treat DED patients. This OK-101 first-in-human Phase 2b trial established a clear clinical path for potential further clinical development via a Phase 3 study design using FDA-recognized endpoints. OK-101 demonstrated statistically significant benefit in a “sign” endpoint, namely “total conjunctival staining” as measured by the Ora Calibra© Staining Scale as early as Day 29 (p = 0.034). OK-101 also improved at least two “symptom” endpoints of DED, including “burning/stinging” as measured by the Ora Calibra© 4-symptom questionnaire, and as measured by a visual analog scale as early as Day 15 (p = 0.04 and p=0.03, respectively), as well as “blurred vision”, with statistically significant improvement in blurred vision occurring by Day 29 (p = 0.01).

Of the 240 patients treated in the trial, treatment emergent adverse events (TEAEs) were observed to be similar to the placebo-treated group. No severe drug related ocular TEAEs were seen. Possible drug-related TEAEs were observed in one patient in the OK-101 0.05% treatment group and 3 patients in the placebo-treated group, again highlighting the favourable safety profile of OK-101.

OKYO is planning to engage with the FDA on the next clinical plans for OK-101 to treat DED.

Financial Highlights:

●	Total assets of $2.8 million (31 March 2024: $1.5 million)

●	Cash on hand of $1.0 million (31 March 2024: $0.8 million); post period end the Company received additional cash of $1.8 million.

●	During the financial period under review, the Company reported a total comprehensive loss of $3.1 million (compared to total comprehensive loss of $8.5 million for the six months ending September 30 2023)

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of NCP and DED, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat NCP and inflammatory DED. In addition to the completed Phase 2 trial of OK-101 to treat DED patients, OKYO is also currently evaluating OK-101 to treat NCP patients in a Phase 2 trial.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	U.S. 917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379